Exhibit 99.1

Evogene and Marrone Bio Innovations Sign Multi-Year Collaborative Agreement

- Joint Discovery Efforts to Lead to Novel Insect Control Solutions -

REHOVOT, Israel and DAVIS, California – July  22, 2014 – Evogene Ltd. (NYSE; TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries, and Marrone Bio Innovations Inc. (MBI), (NASDAQ: MBII), a leading global provider of bio-based pest management and plant health products, announced today the signing of a multiyear collaborative agreement targeting the joint discovery of novel modes of biological action for insect control, followed by the development and commercialization of new insect control products by each of the companies.

The partnership will leverage the expertise and distinct assets and capabilities of each company in its respective field, namely MBI's expertise in microbial-based solutions for pest control and plant health, and Evogene’s computational gene discovery capabilities. Integrating these industry leading discovery capabilities, the companies will utilize the collaboration's joint assets to separately develop and commercialize products. Specifically, Evogene will develop biotechnology insect resistance seeds, while MBI will develop biologically-based insecticides. The parties have agreed on revenue sharing from all insect control products developed through the collaboration.

The target insects for the collaboration will be Lygus Hesperus, a sucking insect also known as the Western tarnished plant bug; and Spodoptera exigua, a chewing insect commonly known as Beet Armyworm, each of which currently causes significant damage to a variety of major crops.

The world-wide damage to crop production due to insects, currently estimated at 20% of global yield, is expected to become an even greater problem in coming years. Among the trends underlying this concern is the fact that the most prominent bio-insecticides and all biotechnology insect resistant seeds solutions available today consist of 'modes-of-action' derived from a single microbial species (Bacillus thuringiensis, or Bt). These Bt-based solutions are not able to effectively control all types of insects damaging agriculture crops.  And for those insects where Bt has been effective, the development of resistance is increasing. In light of this need, the parties will leverage their combined discovery capabilities to identify new 'modes-of-action' for insect control, focusing on other microbial species.

Ofer Haviv, President and CEO of Evogene states, “This very unique collaboration being announced today brings together industry leading and synergistic discovery capabilities to address a major unmet need in agriculture biotechnology. We expect our joint efforts will result in significant product opportunities for both Evogene and MBI, and we are very pleased to join forces with a company that is an industry leader in its areas of interest. This collaboration demonstrates how Evogene's established capabilities can be leveraged into new fields and new product types, such as ag-biologicals, while in parallel, broadening the product portfolio in our existing fields by adding two new product programs to our recently launched activity in insect resistance seed traits."

Pam Marrone, CEO of MBI comments, "The industry has long recognized the need for novel modes of action for insect control because of growing insect resistance to existing classes of chemistry. MBI's focus on this need has resulted in two novel mode of action insecticides based on microbial technology: Grandevo®, based on Chromobacterium substugae, and our newest product, Venerate™, based on a novel heat-killed Burkholderia spp. strain A396). Both products control a broad spectrum of chewing and sucking insects and mites, without harm to beneficials and pollinators. This exciting collaboration with Evogene will enable us to leverage our discovery and development strategy to explore an even wider range of microbes with novel insecticidal genes."

The companies were recently notified by the Binational Industrial Research and Development Foundation (BIRD), a foundation that supports and encourages cooperation between Israeli and US companies in various areas of technology, that the collaboration was evaluated by BIRD and has been selected for partial funding.

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About Evogene Ltd.
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop quality, productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease), in key crops as corn, soybean, wheat and rice. In addition, Evogene has earlier stage operations in agriculture chemicals and seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com

About Marrone Bio Innovations
Marrone Bio Innovations, Inc. (NASDAQ: MBII) is a leading provider of bio-based pest management and plant health products for the agriculture, turf and ornamental, and water treatment markets. Our effective and environmentally responsible solutions help customers operate more sustainably while controlling pests, improving plant health, and increasing crop yields. We have a proprietary discovery process, a rapid development platform, and a robust pipeline of pest management and plant health product candidates. At Marrone Bio Innovations we are dedicated to pioneering better biopesticides that support a better tomorrow for users around the globe. For more information, please visit www.marronebio.com.

About the BIRD Foundation
The BIRD (Binational Industrial Research and Development) Foundation works to encourage cooperation between Israeli and American companies in various areas of technology, and provides free assistance in locating strategic partners from both countries for developing joint products. The BIRD Foundation supports projects without receiving any rights in the participating companies or in the project itself. The financial assistance is repaid as royalties from sales. The Foundation provides support of up to 50% of a project’s budget, beginning with R&D and ending with the initial stages of sales and marketing. The Foundation shares the risk and does not demand that the investment be repaid if the project fails to reach the sales stage.

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve risks, uncertainties and assumptions. For example, statements of expected synergies, earnings accretion and growth, timing of the transaction, market growth estimates, estimates of served available markets, industry leadership, customer solutions, profitability, distribution channels, revenue, management and organizational structure are all forward-looking statements. Please see the risks that are described from time to time in Marrone Bio Innovations’ and Evogene’s Securities and Exchange Commission reports (including but not limited to Marrone Bio Innovations’ Form 10-K for the year ended December 31, 2013 and Evogene’s annual report on Form 20-F for the year ended December 31, 2013, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect Marrone Bio Innovations’ or Evogene’s results could differ materially from expectations in these statements. Marrone Bio Innovations or Evogene assume no obligation and do not intend to update these forward-looking statements.

Contact:

Karen Mazor, Evogene Director, Public and Investor Relations T: +972-54-2288-039 karen.mazor@evogene.com	Julie Versman, Marrone Bio Innovations Public Relations Contact T: +1- 530-750-2800 jversman@marronebio.com